EX-FILING FEES
Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

MSC INCOME FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$2,237,973.38	0.0001102	$246.62
Total Transaction Valuation	$2,237,973.38
Total Fees Due for Filing			$246.62
Total Fees Previously Paid	—		$220.40
Total Fee Offsets
Net Fee Due			$26.22

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